March 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Fenbo Holdings Limited
Registration Statement on Form F-1
File No. 333-294618

Ladies and Gentlemen:

As the placement agent for the proposed offering of Fenbo Holdings Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on Tuesday, March 31, 2026, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through March 27, 2026, we distributed to each dealer and sub-agent who is reasonably anticipated to be invited to participate in the solicitation of offers of the securities, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated March 25, 2026, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Joseph Stone Capital, LLC

By:	/s/ Damian Maggio
Name:	Damian Maggio
Title:	CEO